March 3, 2020

William Coote
Interim Chief Financial Officer
TARO PHARMACEUTICAL INDUSTRIES LTD
3 Skyline Drive
Hawthorne, New York 10532

       Re: TARO PHARMACEUTICAL INDUSTRIES LTD
           Form 20-F for Fiscal Year Ended March 31, 2019
           Filed June 20, 2019
           File No. 001-35463
           Response Dated February 20, 2020

Dear Mr. Coote:

        We have reviewed your February 20, 2020 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response to this comment, we may have additional comments.

Form 20-F for Fiscal Year Ended March 31, 2019

Note 2: - Significant Accounting Policies
b. Financial statements in U.S. dollars, page F-12

1. Please address each indicator identified in ASC 830-10-55-5 and tell us whether it suggested CAD or USD as your functional currency for your initial assessment versus the assessment adopted on April 1, 2019, and how each indicator was weighted. Clarify the significant changed economic facts and circumstances underlying each changed indicator.
       You may contact Tracey Houser at (202) 551-3736, or Jeanne Baker at
(202) 551-3691, if
you have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,

                                                          Division of
Corporation Finance
 William Coote
TARO PHARMACEUTICAL INDUSTRIES LTD
FirstName LastNameWilliam Coote
March 3, 2020
Page 2
Comapany NameTARO PHARMACEUTICAL INDUSTRIES LTD
March 3, 2020 Page 2                     Office of Life Sciences
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